October 18, 2021	TSX.V - GIGA

Giga Metals Partners with Wilson Center on Critical Minerals
Supply Chain Report

(Vancouver) - Mark Jarvis, CEO of Giga Metals Corp. (OTCQX: HNCKF) (TSX.V - GIGA) (FSE: BRR2) announced today that Giga Metals was a contributor to the latest report from The Woodrow Wilson International Center for Scholars entitled The Mosaic Approach: a Multidimensional Strategy for Strengthening America's Critical Minerals Supply Chain. This report, released in partnership with The Supply Chain Initiative, looks at ways to address the troubling scenario surrounding the US supply chain for critical minerals.

"We are very pleased to have contributed our expertise to this important report," said Giga CEO Mark Jarvis.  "The Wilson Center is a leading think tank in the United States and we applaud their effort to harness the power of a variety of stakeholders to discuss these important supply chain issues. Giga's Manager of Development Lyle Trytten participated in the working group this past summer and was among stakeholders who articulated the importance of North American supply chains for critical minerals in global decarbonisation and EV manufacturing."

Download the Report

The report recognizes that there is no silver bullet to respond to these challenges, but rather the need for a "Mosaic Approach," involving action by both the private sector and the government at the national and international levels.

"This paper reflects the dialogue sustained by a high-level group of stakeholders in the summer of 2021 and argues that the United States must take a number of key steps to make the critical minerals supply chain more resilient," says Duncan Wood, Vice President of Strategy and New Initiatives at The Wilson Center and one of the report's co-authors. "These minerals are vital for the energy transition and for the United States' geopolitical ambitions."

One of the key takeaways is that the U.S. government must work with the private sector and allies to develop a global regime for ESG issues, transparency and disclosure. This would have a profound impact on the playing field for extractive industries and bring significant environmental and social benefits.

This report draws on the major insights and recommendations of the impressive knowledge and experience of a working group which convened this past summer and offers an alternative channel that feeds into the stakeholder engagement process called for in President Biden's review of America's supply chains.

About Giga Metals

Giga Metals Corporation is focused on metals critical to modern batteries, especially those used in Electric Vehicles and Energy Storage. The Company's core asset is the Turnagain Project, located in northern British Columbia, one of the significant undeveloped sulphide nickel and cobalt resources in the world. Giga is also exploring for sediment hosted copper deposits in Brazil.

About the Wilson Center

The Wilson Center provides a strictly nonpartisan space for the worlds of policymaking and scholarship to interact. By conducting relevant and timely research and promoting dialogue from all perspectives, it works to address the critical current and emerging challenges confronting the United States and the world.

On behalf of the Board of Directors,

"Mark Jarvis"

MARK JARVIS, CEO
Tel: 604 681 2300
GIGA METALS CORPORATION

Forward-looking Statements

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